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May 2, 2001


United States
Securities & Exchange Commission
Washington, D.C.
20549


Re:  Net Capital Ventures Corporation
     Amendment to Form 10-SB
     File No. 0-32529

Attention:  Ms. Goldie B. Walker

Dear Ms. Walker,

    In response to your comment, the Company is not in a position to comment on the probability that the proposed targeted acquisitions will be acquired. The Company has just begun to do its due diligence on the companies and has no financial data at this point. Secondly, the percentage of interests that the Company would be acquiring in each of these entities would be less than 50% and would not put the Company in a control position with either targeted acquisitions.

    I hope the foregoing is helpful to you. If there are any questions feel free to contact the undersigned at 905-731-0189.

Yours very truly,


/s/M. WINICK


Marvin N. Winick